# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liftoff Mobile, Inc., CIK 0001850351
CUSIP: 53229X101
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002142559

## Reporting persons
- Robertson Harry James: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,663,735; shared voting power 0; sole dispositive power 9,663,735; shared dispositive power 0; aggregate amount beneficially owned 9,663,735 (5.7% of the class)
  Comment: The percent of class reported in row 9 is based on an aggregate of 169,330,527 shares of common stock reported by the Company to be outstanding as reflected in the Company's prospectus filed under Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the "SEC") on June 4, 2026, after giving effect to the IPO (including the exercise in full of the underwriters' over-allotment option as announced by the Company on June 5, 2026).

## Item 1. Issuer
Name of issuer: Liftoff Mobile, Inc.
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, CA 94063

## Item 2. Person Filing
Name of person filing: Harry James Robertson
Address of principal business office or, if none, residence:
c/o Liftoff Mobile, Inc.
900 Middlefield Road
Redwood, City, California, 94063
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,663,735
Percent of class: 5.7
Sole power to vote or to direct the vote: 9,663,735
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,663,735
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robertson Harry James: /s/ Harry James Robertson, Harry James Robertson (07/15/2026)